UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

LINCOLN ELECTRIC HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Ohio	0-1402	34-1860551
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

22801 St. Clair Avenue, Cleveland, Ohio	44117
(Address of principal executive offices)	(Zip Code)

Guy Cline, (216) 383-2564
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

INTRODUCTION
As used in this Form SD, the term "Company," except as otherwise indicated by the context, means Lincoln Electric Holdings, Inc. and its wholly-owned and majority-owned subsidiaries for which it has a controlling interest. The Company’s product portfolio is primarily grouped into welding consumables which include consumable electrodes, fluxes and brazing products and equipment consisting of arc welding power sources, wire feeding systems, robotic welding packages, fume extraction equipment, CNC plasma and oxy-fuel cutting systems.
The Company has, through wholly-owned subsidiaries or joint ventures, manufacturing facilities located in the United States, Brazil, Canada, China, Colombia, France, Germany, India, Indonesia, Italy, Mexico, the Netherlands, Poland, Portugal, Russia, Turkey, the United Kingdom and Venezuela. The principal raw materials essential to the Company's business are steel, electronic components, engines, brass, copper, silver, aluminum alloys and various chemicals, all of which are normally available for purchase in the open market.
The Company's Conflict Mineral Policy can be viewed on the its website at www.lincolnelectric.com.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
The Company has conducted a good faith investigation in connection with the products it manufactured or contracted to be manufactured in the period from January 1 to December 31, 2013, to determine whether its products contain certain conflict minerals and their derivatives, including tin, tantalum, tungsten and gold which are commonly termed “3TG” (here forward “Conflict Minerals”) and whether the Conflict Minerals are necessary to the functionality or production of any of these products. As part of this investigation, the Company has conducted a good faith inquiry of its suppliers to determine whether any Conflict Minerals contained within its products originated in the Democratic Republic of the Congo or its surrounding areas (the “Covered Countries”) or were from recycled or scrapped sources.
For the Company's product groups defined above, corporate supply chain management and research and development in conjunction with local management reviewed the Company’s purchased raw materials and components. The purchased raw materials and components determined to contain Conflict Minerals were reviewed to determine the supplier(s) of the purchased item. Local management engaged identified suppliers, inquiring as to the purchased item’s country of origin, including whether any of their downstream suppliers are obtaining materials from the Covered Countries.
Refer to Exhibit 1.01 - Conflict Minerals Report incorporated herein for further detail on the Company's designed due diligence procedures and efforts in determining the origin of its products. This Form SD, including incorporated exhibits, can be obtained from the Company's website at www.lincolnelectric.com.

SECTION 2 - EXHIBITS
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LINCOLN ELECTRIC HOLDINGS, INC.

/s/ Frederick G. Stueber
Frederick G. Stueber
Executive Vice President, General Counsel & Secretary
May 29, 2014